Attention: Business Editors September 18, 2025 VERSABANK IMPLEMENTS NEW INTERNALLY DEVELOPED ARTIFICIAL INTELLIGENCE CAPABLITIES WITHIN CORE BANKING TECHNOLOGY – New AI Capabilities Enable Real-Time Monitoring of Credit Asset Data, Further Mitigating Risk and Supporting the Bank’s Efficiency – LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has implemented new, internally developed, state-of-the-art artificial intelligence (AI) capabilities within its proprietary core banking technology. The new AI capabilities enable VersaBank to now actively monitor the entirety of its Receivable Purchase Program (RPP) portfolio continuously in real time, further enhancing its already low-risk credit asset model. The Bank is developing innovative new financing options within its RPP, including real-time purchasing of cash flow streams, based on its enhanced AI capabilities to further expand market share in Canada and accelerate the ramp up in the United States, which it expects to launch in the near term. “For more than three decades, VersaBank has been at the leading edge of technological innovation in the banking industry to drive credit asset and revenue growth and enhance operating leverage, while strengthening what we believe to be one of the lowest risk profiles in the US and Canadian banking sector,” said David Taylor, Founder and President, VersaBank. “The implementation of these new AI capabilities, developed entirely in-house, is expected to extend our track record in this regard as we execute on a strategy to introduce more ‘first of their kind’ financing offerings on both sides of the border.” ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FORWARD-LOOKING STATEMENTS VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward- looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2024. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X